Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2023 and 2024. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1— Unaudited Interim Condensed Consolidated Financial Statements of BIT Mining Limited as of December 31, 2023 and June 30, 2024 and for the six months ended June 30, 2023 and 2024.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2023, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2023, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on May 15, 2024.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “the Company,” “we,” “our,” “ours,” “us” or similar terms refer to BIT Mining Limited, its predecessor entities, its subsidiaries and consolidated affiliated subsidiaries.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We primarily engaged in cryptocurrency mining business, data center operation and mining machine manufacturing. We are pursuing a development strategy to focus on cryptocurrency mining operations globally.

On December 28, 2023, we agreed to sell our entire mining pool business operated under BTC.com (the “Business”) to Esport – Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million. While the closing of the transaction occurred on February 29, 2024, for accounting purposes the Business was deemed to be disposed of on January 31, 2024 when the Company relinquished control and received the first payment of the consideration by retaining 71.37 bitcoins of the Business for compliance and safety purposes when transferring the Business to Esport – Win Limited. The retained bitcoins have a fair value of US$3 million as determined using US$42,034.57 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00. The disposal of the Business represents a strategic shift and has a major effect on our results of operations. Accordingly, it is reported as discontinued operations in our unaudited condensed consolidated financial statements for all periods presented.

Description of Key Statement of Operations Items from Continuing Operations

Revenues

The table below sets forth our revenues in aggregate and by service types after inter-segment elimination therein for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
	US$	US$
	(in thousands)
Revenues:
Cryptocurrency mining	11,590	9,092
Data center	9,465	10,267
Total revenues	21,055	19,359

Cryptocurrency mining business

As of the date of this interim report, the total hash rate capacity of our Dogecoin (“DOGE”)/Litecoin (“LTC”) mining machines in operation is approximately 20,194.5 GH/s. For the six months ended June 30, 2024, we produced 50.6 million DOGE and 14,407 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$7.7 million.

Considerable uncertainty persists in the market despite the recent modest recovery and narrow growth in cryptocurrency asset prices. Facing this current environment, we remain determined to improve our quality and efficiency. Due to the decline in the Bitcoin (“BTC”) price and the increased difficulty in cryptocurrency mining activities, all BTC mining machines were shut down since June 25, 2024. For the six months ended June 30, 2024, we produced 14 BTC from our BTC cryptocurrency mining operations and recognized revenue of approximately US$0.8 million. We also recognized revenue of approximately US$0.6 million from our Ethereum Classic (“ETC”) cryptocurrency mining operations.

Data center service

For the six months ended June 30, 2024, our 82.5 megawatt space (the “82.5 Megawatt Space”) at the Ohio Mining Site recognized approximately $10.3 million in service fee revenue, representing a slightly increase of US$0.8 million compared with the six months ended June 30, 2023.

Total revenues were US$19.4 million for the six months ended June 30, 2024, representing a decrease of US$1.7 million or 8.1%, from US$21.1 million for the six months ended June 30, 2023. The decrease was mainly attributable to the decrease in cryptocurrency mining revenue due to higher computing power of the whole network for the six months ended June 30, 2024 compared with that for the six months ended June 30, 2023, resulting in an increased difficulty in cryptocurrency mining activities.

Operating Costs and Expenses

The table below sets forth our operating costs and expenses for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
	US$	US$
	(in thousands)
Operating Costs and Expenses:
Cost of revenue	19,696	14,984
Sales and marketing expenses	89	22
General and administrative expenses	10,868	6,721
Service development expenses	161	69
Total operating costs and expenses	30,814	21,796

Our operating costs and expenses consist primarily of cost of revenue, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of revenue

Our cost of revenue is directly related to the services we provide, and generally fluctuates in line with our revenues. Our cost of revenue primarily consists of: (i) direct production costs related to data center service for operation, leasing expense of servers hosting and other equipment used in providing online services and cryptocurrency mining business; (ii) depreciation of machinery and equipment related to cryptocurrency mining and data center services; (iii) amortization fees, which consist primarily of amortization of intangible assets arising from business combination and asset acquisition; and (iv) cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of (i) promotional and marketing expenses, which primarily consist of expenses associated with various promotional events, (ii) salary and benefit expenses for sales and marketing employees.

General and administrative expenses

Our general and administrative expenses consist primarily of: (i) share-based compensation expenses; (ii) salary and benefit expenses for our management and general administrative employees; (iii) third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals; (iv) depreciation expenses mainly for improvement of leasehold; (v) office expenses, which consist primarily of office rental and other office administrative expenses; and (vi) travel, communication and other business expenses, which consist primarily of expenses associated with business travels.

Service development expenses

Our service development expenses consist primarily of salary and benefit expenses for our research and development employees, share-based compensation expenses and rental expenses.

Results of Operations

The following summary of the unaudited consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our unaudited condensed consolidated financial statements and related notes.

Our historical results do not necessarily indicate our results to be expected for any future period.

	For the six months ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
	US$	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive (Loss) Income Data:
Revenues	21,055	19,359
Operating costs and expenses:
Cost of revenue	(19,696)	(14,984)
Sales and marketing expenses	(89)	(22)
General and administrative expenses	(10,868)	(6,721)
Service development expenses	(161)	(69)
Total operating costs and expenses	(30,814)	(21,796)
Other operating income	—	7
Other operating expenses	(302)	(53)
Net gain on disposal of cryptocurrency assets	4,611	—
Impairment of cryptocurrency assets	(1,426)	—
Changes in fair value of cryptocurrency assets	—	1,974
Operating loss from continuing operations	(6,876)	(509)
Other income, net	541	138
Interest income	42	1
Gain from equity method investments	325	133
Gain from disposal of long-term investments	614	—
Gain from short-term investments	—	155
Changes in fair value of derivative instruments	275	103
(Loss) income before income tax from continuing operations	(5,079)	21
Income tax benefits	—	—
Net (loss) income from continuing operations	(5,079)	21
(Loss) income from discontinued operations, net of applicable income taxes	(772)	240
Gain on disposal of discontinued operations, net of applicable income taxes	—	18,687
Net (loss) income from discontinued operations, net of applicable income taxes	(772)	18,927
Net (loss) income	(5,851)	18,948
Other comprehensive loss:
Foreign currency translation loss	(440)	(115)
Other comprehensive loss, net of tax	(440)	(115)
Comprehensive (loss) income	(6,291)	18,833

(Losses) earnings per share-Basic and Diluted
Net (loss) income from continuing operations	(0.01)	0.00
Net (loss) income from discontinued operations	(0.00)	0.02
Net (loss) income	(0.01)	0.02
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,093,318,465	1,119,383,655
Diluted	1,093,318,465	1,119,383,655

About Non-GAAP Financial Measures

As a supplement to net (loss) income, we use the non-GAAP financial measure of adjusted net (loss) income which is U.S. GAAP net (loss) income as adjusted to exclude the impact of share-based compensation expenses, changes in fair value of derivative instruments, changes in gain from short-term investments and gain from disposal of long-term investments. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net (loss) income. In addition, our definition of adjusted net (loss) income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the following table:

	For the six months ended June 30,
	2023	2024
	US$	US$
	(in thousands, except for per share data)
Operating loss from continuing operations	(6,876)	(509)

Adjustment for share-based compensation expenses	754	995
Adjusted operating (loss) income (non-GAAP) from continuing operations	(6,122)	486

Net (loss) income	(5,851)	18,948
Net (loss) income from discontinued operations, net of applicable income taxes	(772)	18,927
Net (loss) income from continuing operations	(5,079)	21
Adjustment for share-based compensation expenses	754	995
Adjustment for changes in fair value of derivative instruments	(275)	(103)
Adjustment for changes in gain from short-term investments	—	(155)
Adjustment for gain from disposal of long-term investments	(614)	—
Adjusted net (loss) income (non-GAAP) from continuing operations	(5,214)	758

(Loss) income from discontinued operations, net of applicable income taxes	(772)	18,927
Adjusted net (loss) income from discontinued operations (non-GAAP)	(772)	18,927
Adjusted net (loss) income (non-GAAP)	(5,986)	19,685

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,093,318,465	1,119,383,655
Diluted	1,093,318,465	1,119,383,655

(Losses) earnings per share (non-GAAP)-Basic
Adjusted net (loss) income from continuing operations (non-GAAP)	(0.01)	0.00
Adjusted net (loss) income from discontinued operations (non-GAAP)	(0.00)	0.02
Adjusted net (loss) income (non-GAAP)	(0.01)	0.02
(Losses) earnings per share (non-GAAP)-Diluted
Adjusted net (loss) income from continuing operations (non-GAAP)	(0.01)	0.00
Adjusted net (loss) income from discontinued operations (non-GAAP)	(0.00)	0.02
Adjusted net (loss) income (non-GAAP)	(0.01)	0.02

The six months ended June 30, 2024 compared with the six months ended June 30, 2023

Discussions below reflect results of operations related to continuing operations

Revenues

For the six months ended June 30, 2024, revenues were mainly comprised of revenues after inter-segment elimination from the cryptocurrency mining business of US$9.1 million and the data center business of US$10.3 million. For the six months ended June 30, 2023, revenues were mainly comprised of revenues after inter-segment elimination from the cryptocurrency mining business of US$11.6 million and the data center business of US$9.5 million. The decrease in cryptocurrency mining revenue was mainly attributable to the higher computing power of the whole network for the six months ended June 30, 2024 compared with that for the six months ended June 30, 2023, resulting in an increased difficulty in cryptocurrency mining activities. There was no significant change in the revenue generated from the data center business.

Operating costs and expenses

Our operating costs and expenses decreased from US$30.8 million for the six months ended June 30, 2023 to US$21.8 million for the six months ended June 30, 2024, primarily due to the following:

Cost of revenue. For the six months ended June 30, 2024, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the cryptocurrency mining business of US$6.0 million and from the data center business of US$9.0 million. For the six months ended June 30, 2023, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the cryptocurrency mining business of US$7.0 million, and from the data center business of US$12.7 million.

The gross profit for the six months ended June 30, 2024 and 2023 were US$4.4 million and US$1.4 million, respectively. For the cryptocurrency mining business, the gross profit for the six months ended June 30, 2024 and 2023 were US$3.1 million and US$4.6 million, respectively. For the data center business, the gross profit for the six months ended June 30, 2024 was US$1.3 million and the gross loss for the six months ended June 30, 2023 was US$3.2 million. The improvement from a gross loss for the six months ended June 30, 2023 to a gross profit for the six months ended June 30, 2024 was mainly attributable to a combination of higher profitability from a new arrangement with an existing data center customer and lower electricity price during the six months ended June 30, 2024.

Sales and marketing expenses. Sales and marketing expenses slightly decreased by US$0.1 million from US$0.1 million for the six months ended June 30, 2023 to nil for the six months ended June 30, 2024.

General and administrative expenses. General and administrative expenses decreased from US$10.8 million for the six months ended June 30, 2023 to US$6.7 million for the six months ended June 30, 2024, representing a decrease of US$4.1 million or 38.0%. The decrease was mainly due to (i) a decrease of US$3.4 million in consulting service fee as mining machine development had been completed in 2023, and (ii) incurrence of US$0.3 million in legal consulting fees due to the power outage occurred in the six months ended June 30, 2023 while there was no such event in the six months ended June 30, 2024.

Service development expenses. Service development expenses slightly decreased by US$0.1 million from US$0.2 million for the six months ended June 30, 2023 to US$0.1 million for the six months ended June 30, 2024.

Other operating expenses

Other operating expenses slightly decreased by US$0.2 million from US$0.3 million for the six months ended June 30, 2023 to US$0.1 million for the six months ended June 30, 2024.

Net gain on disposal of cryptocurrency assets

Net gain on disposal of cryptocurrency assets was US$4.6 million for the six months ended June 30, 2023, which was mainly due to fluctuating market prices for cryptocurrency assets by using first-in-first-out (“FIFO”) to calculate the cost of disposition. Effective January 1, 2024, the Company adopted ASU 2023-08, which requires cryptocurrency assets to be measured at fair value. Therefore, there was no gain or loss on disposal of cryptocurrency assets for the six months ended June 30, 2024.

Impairment of cryptocurrency assets

Impairment of cryptocurrency assets was US$1.4 million for the six months ended June 30, 2023, mainly due to the provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices. Upon adoption of ASU 2023-08 on January 1, 2024, there was no impairment of cryptocurrency assets for the six months ended June 30, 2024.

Changes in fair value of cryptocurrency assets

Changes in fair value of cryptocurrency assets of US$2.0 million for the six months ended June 30, 2024 were due to the remeasurement on the fair value of the cryptocurrency assets held as we adopted ASU 2023-08 on January 1, 2024, while the accounting treatment is different before the adoption.

Operating loss from continuing operations

As a result of the foregoing factors, we recorded operating loss of US$0.5 million for six months ended June 30, 2024, representing a decrease of US$6.4 million, compared with operating loss of US$6.9 million for the six months ended June 30, 2023.

Income (loss) before income taxes from continuing operations

Income before income taxes from continuing operations was US$0.02 million for the six months ended June 30, 2024, representing an improvement of US$5.1 million from loss before income taxes from continuing operations of US$5.1 million for the six months ended June 30, 2023.

Income tax benefits

We recorded income tax benefits of nil for the six months ended June 30, 2023 and 2024.

Net income (loss) from continuing operations

As a result of the foregoing factors, we recorded net income of US$0.02 million from continuing operations for the six months ended June 30, 2024, as compared to net loss of US$5.1 million from continuing operations for the six months ended June 30, 2023.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash provided by our operating activities and cash received from disposal of cryptocurrency assets. As of June 30, 2024, we had US$2.3 million in cash and cash equivalents.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly-owned subsidiaries outside mainland China.

We have incurred net loss from continuing operations of US$5.1 million for the six months ended June 30, 2023 and minimal net income from continuing operations of US$0.02 million for the six months ended June 30, 2024. We also had negative cash flow from operating activities of US$17.1 million and US$12.1 million for the six months ended June 30, 2023 and 2024, respectively. While we have prepared our interim condensed consolidated financial statements on the basis of our belief that we can continue our business as a going concern, we will be required to pay monetary penalties in amounts which, combined with our losses, projected cash needs and the uncertainty of prices of our cryptocurrency assets, raises substantial doubt upon our ability to continue as a going concern. We agreed to enter into a deferred prosecution agreement (the “DPA”) with the U.S. Department of Justice (the “DOJ”) and submitted an offer of settlement (the “Offer of Settlement”) to the U.S. Securities and Exchange Commission (the “SEC”) to resolve the previously-disclosed investigations by the DOJ and SEC related to the potential development of an integrated casino resort project in Japan, in which we agreed to a combined penalty amount of US$10 million. The Offer of Settlement is subject to review and approval by the Commissioners of the SEC. Based on the latest status of the discussions as of the date of this interim report, the Company has accrued US$10 million for the combined penalty amounts on the Company’s financial statements as of June 30, 2024. Payments of the combined penalty amounts will further deplete our liquidity and cash position. In addition, we have received a letter from the NYSE related to our failure to comply with applicable market capitalization and equity criteria in the NYSE’s continued listing standards. We have submitted a business plan as to how we intend to regain compliance and are now subject to quarterly monitoring for compliance with the plan. If we do not regain compliance, our ADSs could be delisted from the NYSE. If our ADSs were delisted from the NYSE, the liquidity and the trading price of our ADSs would be materially and adversely affected.

The assessment of our ability to meet our future obligations is inherently judgmental, subjective and susceptible to change. We considered the projected cash flows for the next 12 months after the issuance of the unaudited interim financial statements. Such cash flows included cash inflows from disposal of cryptocurrency assets at projected prices. Due to a high degree of uncertainties in future prices of cryptocurrency assets, we cannot assure that it is probable we will have sufficient cash and cash equivalents to maintain our planned operations for the next 12 months following the issuance of our unaudited interim financial statements. We have considered both quantitative and qualitative factors that are known or reasonably knowable as of the date of this interim report and concluded that there are conditions present in the aggregate that raise substantial doubt about our ability to continue as a going concern.

In response to these conditions, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. These financing plans are subject to market conditions, and are not within our control, and therefore, cannot be deemed probable. There is no assurance that we will be successful in implementing our plans. As a result, we have concluded that such plans do not alleviate substantial doubt about our ability to continue as a going concern.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2023 and 2024.

	Six months ended June 30,
	2023	2024
	US$	US$
	(in thousands)
Net cash used in operating activities	(17,070)	(12,143)
Net cash provided by investing activities	15,889	11,416
Net cash provided by financing activities	—	30
Effect of exchange rate changes on cash, cash equivalents and restricted cash	297	(284)
Cash, cash equivalents and restricted cash at the beginning of the period	5,574	3,277
Cash, cash equivalents and restricted cash at the end of the period	4,690	2,296

Net cash used in operating activities

Net cash used in operating activities for the six months ended June 30, 2024 was US$12.1 million, which was primarily attributable to (i) net income of US$18.9 million adjusted by (ii) depreciation of property and equipment of US$5.2 million, (iii) changes in fair value of cryptocurrency assets of US$1.7 million, and (iv) gain on disposal of discontinued operations of US$18.7 million. Net cash used in operating activities for the six months ended June 30, 2024 was also attributable to (i) an increase in cryptocurrency assets of US$14.9 million, and (ii) a decrease in accrued expenses and other current liabilities of US$1.5 million.

Net cash used in operating activities for the six months ended June 30, 2023 was US$17.1 million, which was primarily attributable to (i) net loss of US$5.9 million adjusted by (ii) depreciation of property and equipment of US$4.9 million, (iii) impairment of cryptocurrency assets of US$3.3 million, and (iv) net gain on disposal of cryptocurrency assets of US$5.8 million. Net cash used in operating activities for the six months ended June 30, 2023 was also attributable to (i) an increase in prepayments and other current assets of US$4.0 million, (ii) an increase in cryptocurrency assets of US$24.2 million, (iii) an increase in accounts payable of US$3.5 million, and (iv) an increase in accrued expenses and other current liabilities of US$11.3 million.

Net cash provided by investing activities

Net cash provided by investing activities for the six months ended June 30, 2024 was US$11.4 million, which was primarily attributable to cash received from disposal of cryptocurrency assets of US$11.5 million.

Net cash provided by investing activities for the six months ended June 30, 2023 was US$15.9 million, which was primarily attributable to (i) cash received from disposal of cryptocurrency assets of US$10.9 million, (ii) cash received from return of short-term investments of US$2.4 million, and (iii) proceeds from disposal of long-term investments of US$2.6 million.

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2024 was US$0.03 million, which was attributable to proceeds from exercise of warrants of US$0.03 million.

Net cash provided by financing activities for the six months ended June 30, 2023 was nil.

Cash and Cash Equivalents

As of June 30, 2024, we had cash and cash equivalents of US$2.3 million, compared with cash and cash equivalents of US$3.2 million as of December 31, 2023.

Cryptocurrency Assets

As of June 30, 2024, we had cryptocurrency assets of US$16.7 million in aggregate, which is the U.S. dollar equivalent of 115 BTC, 34.8 million DOGE, 1,062 ETC, 9,899 LTC, and various other cryptocurrency assets, including those generated from its cryptocurrency mining businesses.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this interim report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
●	developments in, or changes to, laws, regulations, governmental policies, incentives, taxation and regulatory and policy environment affecting our operations and the cryptocurrency and blockchain industry;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	general business, political, social and economic conditions in mainland China and the international markets we have operations; and

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.